

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Armando Anido
Chairman and Chief Executive Officer
Zynerba Pharmaceuticals, Inc.
80 W. Lancaster Avenue, Suite 300
Devon, PA 19333

      Re: **Zynerba Pharmaceuticals, Inc.**
           Registration Statement on Form S-3
           Filed May 16, 2022
           File No. 333-264966

Dear Armando Anido:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael M. Bushey